O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  ACRAWFORD@OLSHANLAW.COM
DIRECT DIAL:  212.451.2232

March 28, 2016

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Benchmark Electronics, Inc.
Revised Preliminary Proxy Statement on Schedule 14A Filed March 21, 2016 by Engaged Capital, LLC et al.
File No. 001-10560

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 25, 2016 (the “Staff Letter”) with regard to the above-referenced matter filed on March 21, 2016 (the “Proxy Statement”).  We have reviewed the Staff Letter with our client, Engaged Capital, LLC and the other participants in its solicitation (collectively, “Engaged Capital”), and provide the following responses on Engaged Capital’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Letter to Shareholders

1.	We note your response to prior comment 2. Please revise to include this representation within your filing.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see the cover letter to shareholders and pages 1 and 21 of the Proxy Statement.

Background to the Solicitation, page 4

2.
We note your responses to prior comments 5 and 6 concerning your discussion with representatives of the company on February 19, 2016. Please revise to clarify that Mr. Welling stated at the meeting that “any settlement proposal or outline would need to include Mr. Springstubb.” Additionally, please revise your current disclosure to eliminate the suggestion that representatives of Benchmark “did not indicate any willingness to consider any settlement options” if a settlement offer was not made.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 7 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 28, 2016

We Believe Benchmark Shares Are Deeply Undervalued, page 9

3.
Your response to prior comment 7 appears to indicate that your calculation of tangible book value per diluted share utilized the weighted-average number of shares of common stock outstanding for the three months ended December 31, 2015 on a non-diluted basis. Please revise to utilize the weighted-average number of shares outstanding on a diluted basis or advise. Additionally, revise to disclose how you calculate net tangible book value per diluted share and the inputs utilized.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 9 of the Proxy Statement.  On a supplemental basis, Engaged Capital also provides the Staff with the following revised chart to supplement the chart previously provided to the Staff in response to the Staff’s prior comment 7, which demonstrates that the tangible book value per diluted share was $19.05 as of December 31, 2015.

We Are Concerned with Benchmark’s Inefficient Management of Working Capital, page 10

4.
Your response to prior comment 8 states that you do not believe it is practicable to estimate the countervailing adverse impacts on the company if it changes its receivables and payables terms in the manner described here. Please revise to balance your disclosure by describing potential adverse impacts. Alternatively, you may reference your conversations with the company’s management team indicating that the advocated changes to the company’s receivables and payables terms would not have an adverse impact on prices paid by the company’s customers and the prices paid by the company to its suppliers, respectively.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 10 of the Proxy Statement.

Form of Proxy

5.	Please provide a means for security holders to vote against each nominee, given that a majority voting standard may be in effect. See Instruction 2 to Rule 14a-4.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see the Proxy Card.

*     *     *     *     *

March 28, 2016

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:	Glenn W. Welling, Engaged Capital, LLC
Steve Wolosky, Olshan Frome Wolosky LLP